 Bingo.com, Ltd.

                                                                                   National Bank of Anguilla Corporate Building, 1st Floor, St Mary's Road

TV1 02P, The Valley, Anguilla, British West Indies

Ph: (264) 461-2646 Fax:+44 845 280 3297

1166 Alberni St, Suite 1405, Vancouver, BC V6E-3Z3, Canada

Ph: 604-694-0300 Fax:604-694-0301

Juan Migone

Division of Corporation Finance

United States Securities and Exchange Commission

Washington DC 20549-0402

United States of America

December 7, 2009

Dear Sirs

RE Bingo.com, Ltd. Form 10-K for the year ended December 31, 2008

Filed March 2009, File Number : 333-120120-01

In accordance with your letter September 17, 2009, our response dated October 1, 2009 and our telephone conversations, we have made the following changes to our Form 10-K for the year ended December 31, 2008.

1. Auditors Report

The audit report has been amended to mention the substantial doubt about the Company's ability to continue as a going concern.

2. Consolidated Statement of Operations,

These has been amended to conform to a Service Company consolidated statement of operations and the gross profit line has been removed.

3. & 4.  Sales of US players and related assets.

The Allowance for doubtful accounts in the balance sheet has been amended to include the remaining amount due from the sale of US Players. In addition Note 3 has been amended to include the fact there is no set period of repayment and the balance due is interest free and that the Company has fully provided for the amount due.

5, 6, & 7. Domain Name Rights and Intangible Assets

In the accounting policy notes we have included the following sentence "The Company determine that as a result of level 3 unobservable inputs in accordance with SFAS 157 Fair Value Measurements, that the fair value of the domain name exceeded the carrying value and therefore no impairment existed for the years presented."

As discussed, we have been offered amounts well in excess of the carrying value of the domain name.

8. Controls & Procedures

We have included wording that the management has undertaken a management assessment on internal controls.

Finally in response to your letter the Company acknowledges the following:

-         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-         Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

-         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you would like to discuss these matter further please do not hesitate to contact us.

Yours sincerely

/s/ T. M. Williams                                             /s/ H W Bromley

Tarrnie Williams                                                Henry Bromley

Chief Executive Officer                                     Chief Financial Officer

Cc Irene Salum

Dohan and Company CPAs